Exhibit 99.1

Tantech Holdings Ltd. Enters into Framework Agreement to Acquire Electric Vehicles Company

LISHUI, China, Jan. 27, 2016 /PRNewswire/ -- Tantech Holdings Ltd. (NASDAQ: TANH) (“Tantech” or the “Company”), a leading manufacturer of bamboo-based charcoal products, announced today that it entered into a framework agreement (the “Framework Agreement”) to acquire Suzhou E Motors Co., Ltd. (“Suzhou E Motors”), a specialty electric vehicles (“EVs”) manufacturer based in Zhangjiagang City, Jiangsu Province. Suzhou City Deputy Mayor Meijian Xu and Zhangjiagang City Mayor Lifan Zhu, attended a signing ceremony held at Suzhou E Motors’ Zhangjiagang facility on January 27, 2016.

Pursuant to the Framework Agreement executed on January 27, 2016, the Company plans to acquire 100% equity interest in Suzhou E Motors with a combination of cash and restricted shares of the Company’s common stock (the “Transaction”). The closing of the Transaction shall be subject to the terms and conditions set forth in a definitive agreement to be negotiated between the Company and the shareholders of Suzhou E Motors, including Dr. Henglong Chen and Zhangjiagang Light Commercial Vehicles Co., Ltd. who collectively own 100% of the equity interest in Suzhou E Motors. Dr. Henglong Chen is also the controlling shareholder of Zhangjiagang Light Commercial Vehicles Co., Ltd.

Subject to board and regulatory approvals, and other customary closing conditions, the Company expects to close the Transaction in the first quarter of 2016.

“We are thrilled to have the opportunity to join forces with Tantech as both companies see tremendous growth opportunities and possess complementary capabilities in capturing such opportunities in the rapidly evolving Chinese electric vehicle and power battery markets,” said Dr. Henglong Chen, Chairman and Chief Executive Officer of Suzhou E Motors.

“We are excited about the prospect of working with Dr. Henglong Chen, a well-respected EV industry veteran, and his team,” commented Mr. Zhengyu Wang, Chairman and Chief Executive Officer of Tantech, “With annual production capacity of approximately 5,000 electric buses and other special purpose EVs, Suzhou E Motors is one of the leaders in commercial and special purpose EVs in Jiangsu Province with proprietary technologies in electric motor, electrical control systems, battery, and assembly.”

Mr. Wang continued, “The proposed acquisition of Suzhou E Motors aligns with our vision and commitment to transforming the Company from a bamboo-based charcoal products producer to a diversified company along the EDLC Carbon - battery - electric vehicle value chain. We believe tremendous value can be created for our shareholders with the addition of Suzhou E Motors.”

About Suzhou E Motors Co., Ltd.

Established in April 2011 with registered capital of RMB 100 million, Suzhou E Motors Co., Ltd. (“Suzhou E Motors”) designs, develops, manufactures, and sells electric vehicles (“EVs”), EV powertrain components, parts, and accessories in China. With manufacturing facility in Zhangjiagang City, Jiangsu Province, Suzhou E Motors offers a wide range of EVs, including passenger cars, patrol vehicles, buses, logistics vehicles, garbage trucks, and other specialty vehicles with current annual capacity of approximately 5,000 EVs. For more information about Suzou E Motors, please visit: http://www.emotorsbus.com.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and Biofuel Energy. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it engages in providing bamboo carbon for use in EDLCs; the production of electric double-layer capacitor carbon products; and the industrial purchase and sale of rubber. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products. For more information about Tantech Holdings Ltd., please visit: http://www.tantech.cn/en/index.asp.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Weitian Investor Relations
Ms. Tina Xiao
+1-917-609-0333
tanh@weitian-ir.com